Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Bullish

Subject Company: Far Peak Acquisition Corporation

Bullish exchange announces 2Q figures, reports 3X increase in ADV since 1Q

Total trading volume since launch reaches over US$80B in July 2022, gains significant market share for BTC/USD

CAYMAN ISLANDS — July 26, 2022 — Bullish, a technology company that operates Bullish exchange, one of the fastest growing cryptocurrency exchanges in the world, today announced key milestones for the second quarter of 2022, continuing strong momentum in its early months of operation.

Key figures reported in the business update released today include:

•	The average daily volume (ADV) on the exchange for 2Q’22 was US$522 million, up from US$167 million in 1Q’22. Bullish saw accelerated growth as ADV reached US$857 million in the month of June 2022.

•	The total trading fees and spreads earned in 2Q’22 were US$64 million, up from US$19 million in 1Q’22. For the month of June, the fees and spreads earned were US$37 million.

•	The total cumulative trading volume since the exchange launched reached over US$80 billion in July 2022.

The regulated platform, which opened in permitted jurisdictions to select institutional customers in November 2021, and to the public in late December 2021, now has the world’s deepest liquidity for the BTC/USD trading pair. Bullish is also overtaking more established platforms in BTC/USD spot volume, making Bullish a top three exchange by volume for this pair.

“Just over six months since launching, the talented and committed global workforce at Bullish has placed the Bullish exchange firmly on the map,” said Thomas Farley, Chairman and CEO of Far Peak Acquisition Corporation (NYSE: FPAC), a special purpose acquisition company, who will serve as the CEO of Bullish upon the completion of the pending business combination between Bullish and FPAC. “We continue to be excited about the Bullish-Far Peak merger and the promising future of the business following a successful closing.”

“Bullish liquidity pool technology has proven itself as a core component of crypto financial markets in a very short period of time,” said Brendan Blumer, Chairman of Bullish. “We believe that further enhancements will continue to widen the gap between Bullish and legacy exchange designs.”

Bullish recently introduced proprietary range-bound liquidity pool technology on the platform, which allows the capital within a liquidity pool to be condensed in range closer to the current market price — creating greater bid-offer depth and increased capital efficiency. The exchange continues to innovate on its liquidity pool technology, working to create increasingly efficient and customizable liquidity pools.

The Bullish exchange, which is operated by Bullish (GI) Limited, is regulated by the Gibraltar Financial Services Commission. It has been launched in 40+ select jurisdictions in Asia Pacific, Europe, Africa and Latin America.

The platform brings together the most trusted elements of traditional centralized exchanges with the best, proven innovations of decentralized finance to create a new breed of exchange that benefits both asset holders and traders.

As announced on July 8, 2021, Far Peak Acquisition Corporation (NYSE: FPAC), a special purpose acquisition company, and Bullish entered into a Business Combination Agreement (the “Agreement”) providing for a business combination in which Bullish would become publicly traded on the New York Stock Exchange. The combination is anticipated to close in the third quarter of 2022.

Contacts

media@bullish.com investors@bullish.com contact@farpeak.com

About Bullish

Bullish is focused on developing products and services for the digital assets sector, and its flagship product, Bullish exchange, has rewired the traditional exchange to benefit asset holders, enable traders and increase market integrity. Supported by the group’s treasury, Bullish’s new breed of exchange combines deep liquidity, automated market making and industry-leading security to increase the accessibility of digital assets for traders. Bullish exchange is operated by Bullish (GI) Limited and is regulated by the Gibraltar Financial Services Commission (GFSC) (DLT license: FSC1038FSA). For more information, please visit investor.bullish.com or bullish.com and follow Twitter and LinkedIn.

About Far Peak Acquisition Corporation

Far Peak Acquisition Corporation was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination in the financial technology, technology or financial services industries. The Company is sponsored by Far Peak LLC, which is ultimately owned by Thomas W. Farley, the Company’s Chairman and Chief Executive Officer, and David W. Bonanno, the Company’s Chief Financial Officer.

Forward-Looking Statements

This communication includes, and oral statements made from time to time by representatives of Far Peak Acquisition (‘FPAC”) and Bullish may be considered, “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or FPAC’s or Bullish’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. In addition, these forward-looking statements include, but are not limited to, statements regarding Bullish’s business strategy, cash resources, current and prospective product or services, as well as the potential market opportunity. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by FPAC and its management, and Bullish and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements respecting the pending business combination of FPAC and Bullish (the “Business Combination”); (2) the outcome of any legal proceedings that may be instituted against FPAC, Bullish or others; (3) the inability to complete the Business

Combination due to the failure to obtain approval of the shareholders of FPAC or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability of Bullish to meet applicable listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Bullish as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the Bullish following the Business Combination to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Bullish may be adversely affected by other economic, business and/or competitive factors; (11) the impact of COVID-19 on Bullish’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the preliminary proxy statement/prospectus included in the registration statement on Form F-4 (the “Registration Statement”) filed by Bullish with the U.S. Securities and Exchange Commission (the “SEC”), in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in FPAC’s Annual Report on Form 10-K for its fiscal year ended September 30, 2021, as filed with the SEC on December 17, 2021, as well as any further risks and uncertainties to be contained in any other material filed with the SEC by Bullish or FPAC. In addition, there may be additional risks that neither Far Peak nor Bullish presently know, or that Far Peak or Bullish currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither FPAC, nor Bullish undertakes any duty to update these forward-looking statements.

Important Information and Where to Find It

This document does not contain all the information that should be considered concerning the proposed Business Combination. It does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. In connection with the proposed Business Combination, Bullish has filed the Registration Statement with the SEC which includes a preliminary proxy statement / prospectus with respect to the Business Combination. The definitive proxy statement / prospectus and other relevant documentation will be mailed to FPAC shareholders as of a record date to be established for purposes of voting on the Business Combination. FPAC shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, when available, and the definitive proxy statement / prospectus because these materials contain and will contain important information about Bullish, FPAC and the proposed transactions. Shareholders may obtain a copy of the preliminary proxy statement / prospectus and, when available, the definitive proxy statement / prospectus without charge, at the SEC’s website at http://sec.gov or by directing a request to: Far Peak Acquisition Corp., 511 6th Ave #7342, New York, NY 10011. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

FPAC, Bullish, and their respective affiliates and the directors and executive officers thereof, other members of management and employees may be considered participants in the solicitation of proxies with respect to the Business Combination described herein under the rules of the SEC. Information regarding persons who may, under the rules of the SEC, be deemed participants in such solicitation and a description of their interests is set forth in the preliminary proxy statement/prospectus included in the Registration Statement, which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Bullish or FPAC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Bullish Business Update Q2’ 2022 © Bullish 2022, proprietary

Bullish Business Update – Q2’ 2022 Disclaimer and risk factors The information provided in this presentation pertaining to the proposed business combination (the “Business Combination”) between Far Peak Acquisition Corporation (“FPAC”) and Bullish Global (together with its subsidiaries, “Bullish”) is for informational purposes only to assist interested parties in making their own evaluation and is not an offer to sell or a solicitation of a proxy, consent or authorization or of an offer to buy with respect to any securities, options, futures or other derivatives related to or in respect of the proposed Business Combination in any jurisdiction. Information contained in this presentation should not be relied upon as advice to buy or sell such securities. You should not construe the contents of this presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make any decision. No legally binding obligations will be created, implied, or inferred from this presentation or the information contained herein. The product outlined in this presentation is still under development. The features of the final product may be different, and nothing should be construed as a commitment by Bullish. Important Information While the information in this presentation is believed to be accurate, FPAC, Bullish and their respective agents, advisors, directors, officers, employees and shareholders make no representation or warranties, expressed or implied, as to the accuracy, completeness or reliability of such information. Neither FPAC, Bullish, nor any of their respective affiliates, agents, advisors, directors, officers, employees and shareholders shall have any liability whatsoever, under contract, tort, trust or otherwise, to you or any person resulting from the use of the information in this presentation by you or any of your representatives or for omissions from the information in this presentation. We reserve the right to amend or replace the information contained herein, in part or entirely, at any time, and undertakes no obligation to provide you with access to the amended information or to notify you thereof. The distribution of this presentation may also be restricted by law and persons into whose possession this presentation comes should inform themselves about and observe any such restrictions. The presentation is not directed to any person in any jurisdiction where (by reason of that person’s nationality, residence or otherwise) the publication or availability of the presentation is prohibited. Persons in respect of whom such prohibitions apply must not access the presentation. Forward-Looking Statements Certain information in this presentation and oral statements made in any meeting are forward-looking and relate to Bullish and its anticipated financial position, business strategy, events and courses of action. Words or phrases such as anticipate , objective , may , will , might , should , could , can , intend , expect , believe , estimate , predict , potential , plan , is designed to or similar expressions suggest future outcomes. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. We cannot guarantee future results, level of activity, performance or achievements and there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and other forward-looking information will not occur, which may cause Bullish’s actual performance and financial results in future periods to differ materially from any estimates of future performance, illustrations of performance results or results expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the Business Combination; the outcome of any legal proceedings that may be instituted against FPAC, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of FPAC or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining any regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Bullish; the ability to recognize the anticipated benefits of the Business Combination; the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement referred to below, and in FPACs Annual Report on Form 10-K for its fiscal year ended September 30, 2021, as filed on December 17, 2021 and the risks described below under “Certain Risks Applicable to Bullish.” Readers are cautioned that this list of factors should not be construed as exhaustive. The forward-looking statements contained in this presentation are expressly qualified by this cautionary statement. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on forward-looking statements. 02 © Bullish 2022, proprietary

Bullish Business Update – Q2’ 2022 Disclaimer and risk factors Use of Non-GAAP Financial Matters This presentation includes certain financial measures not presented in accordance with International Financial Reporting Standards ( IFRS ). These non-GAAP financial measures are not measures of financial performance in accordance with IFRS, they are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with IFRS and may exclude items that are significant in understanding and assessing financial results. Therefore, these measures should not be considered in isolation or as on alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. A reconciliation of these non-GAAP measures is provided in the Appendix. You should be aware that the presentation of these measures may not be comparable to similarly-titled measures used by other companies. Bullish believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends. Bullish’s management uses these forward-looking non-GAAP measures to evaluate Bullish’s projected financial and operating performance. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments about which expense and income are excluded or included in determining these non-GAAP financial measures. Where to Find Certain Important Information In connection with the proposed Business Combination, Bullish, the intended successor public entity has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 containing a preliminary proxy statement and a preliminary prospectus (the “Registration Statement”), and after the Registration Statement is declared effective, FPAC will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. FPAC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about FPAC, Bullish and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of FPAC as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Far Peak Acquisition Corporation, 511 6th Ave #7342, New York, NY 10011. Participants in the Solicitation FPAC, Bullish and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. Information about the directors and executive officers of FPAC, and other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their interests is set forth in the proxy statement/prospectus included in the Registration Statement, as filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Non-Offer or Solicitation This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Bullish or FPAC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended. 03 © Bullish 2022, proprietary

Bullish Business Update – Q2’ 2022 Disclaimer and risk factors Certain Risks Applicable to Bullish Bullish is subject to a broad spectrum of risks and uncertainties that may lead to actual events, results or performance to differ materially from what is represented in this presentation. Key risk factors include: • Risks related to the timing and likelihood of completing the transaction due to closing conditions not being satisfied or failure to obtain the necessary approvals. • As an early-stage company entering a highly competitive market with a limited operating history, the operations of Bullish are nascent, unproven and subject to material legal, regulatory, operational, reputational, tax and other risks. • If Bullish fails to attract customers, its business, operating results and financial condition may be significantly harmed. • The future development and growth of crypto assets is subject to a variety of factors that are difficult to predict and evaluate. If crypto assets do not grow as Bullish expects, Bullish’s business, operating results and financial condition could be adversely affected. • The assets and revenues of Bullish are substantially correlated to the prices and volatility of crypto assets. If such price declines, Bullish’s business, operating results, and financial condition would be adversely affected. • Bullish’s business may require regulatory licenses and qualifications that Bullish does not currently have and that may be costly and time-consuming to obtain and, even if obtained, may subsequently be revoked. • Bullish considers many factors in determining in which markets to offer services, and financial penalties and regulatory censure may be among the risks relating to any particular market. • Bullish relies heavily on the use of innovative technology to service its business, however it may not be successful in developing and deploying the necessary technology. • Cyberattacks and security breaches of Bullish’s platform, or those impacting Bullish’s customers or third parties, could adversely impact Bullish’s brand and reputation and its business, operating results and financial condition. • Bullish’s failure to safeguard and manage its customers’ fiat currencies and crypto assets could adversely impact its business, operating results and financial condition. • The loss or destruction of private keys required to access any crypto assets held in custody for Bullish’s own account or for its customers may be irreversible. If Bullish is unable to access its private keys or if Bullish experiences a hack or other data loss relating to its ability to access any crypto assets, it could cause regulatory scrutiny, reputational harm, and other losses. • Legal, regulatory and accounting rules, standards and practices relating to cryptocurrencies and Bullish products are uncertain and still developing. Changes and developments in these or a failure to properly characterize or assess accounting treatment may adversely affect our business, operating results, and financial condition and may, in some cases, lead to licensing requirements, regulatory scrutiny, investigations, fines, restatements, and other penalties. • Bullish’s business will rely on Block.one and other third-party vendors and service providers for material aspects of its operations, requiring entering appropriate contracting arrangements. • Accounting and tax treatment of Bullish activities in different jurisdictions may change or be uncertain. If such accounting and tax treatment changes or such activities are not properly characterized for accounting or tax purposes, Bullish’s financial position and performance could be adversely affected. • Industry data, projections and estimates contained in this presentation are inherently uncertain, subject to interpretation and may not have been independently verified. • Bullish’s business requires a significant deployment of compliance programs and internal controls directed at dealing with extensive regulatory obligations. Such programs and controls are in general still developing in the crypto industry and if Bullish’s programs and controls are not effective or a regulator considers them insufficient the consequences may include reputational harm, regulatory enforcement action and affect Bullish’s ability to conduct business. The foregoing summarizes certain of the general risks related to the business of Bullish, and such list is not exhaustive. The foregoing list has been prepared solely for purpose of assisting interested parties in making their own evaluation with respect to the Business Combination and not for any other purpose. You should carefully consider these risks and uncertainties together with the other available information and should carry out your own diligence and consult with your own financial and legal advisors. A more expansive description of the key risk factors is included in the Registration Statement and in subsequent filings with the SEC, and such risk factors will be more extensive than, and may differ significantly from, the above summary. 04 © Bullish 2022, proprietary

Bullish Business Update – Q2' 2022

Key investment highlights

Business model validation

The Bullish exchange has achieved significant volume milestones and taken meaningful market share only months after launching

Built for the long term

Bullish's risk management policies resulted in zero exposure to any crypto market participants negatively impacted by recent price volatility. Bullish has no debt outstanding and less than 2% of equity extended as credit, with a current cash balance of over $1 billion, including ~$500mm outside of Bullish's liquidity pools

Strong positioning in turbulent market environment

Bullish's significant treasury and fully regulated status place it in a strong and strategic position to succeed through market cycles and increased regulation

Future growth

Bullish is well-positioned for continued growth through new product offerings, expanding jurisdictions, increasing its customer base and M&A opportunities

Liquidity pool innovation

Bullish continues to innovate on its liquidity pool technology with a focus on maximizing market depth, capital efficiency and customizability

Significant Operating Leverage

Bullish is focused on maintaining a highly scalable cost structure with significant operating leverage

© Bullish 2022, proprietary
05

We are excited to be among Bullish’s early participants and to be working with a team that is leading the evolution of digital exchange platforms. – Doug Cifu, Virtu Financial, Bullish Exchange Client 06 © Bullish 2022, proprietary

Bullish Business Update – Q2’ 2022 Bullish is revolutionizing the crypto exchange landscape Bullish Exchange brings together the most trusted elements of traditional centralized exchanges with the best, proven innovations of decentralized finance to create a new breed of exchange that benefits both asset holders and traders. Best of Best of Centralized Decentralized Exchanges Finance Central Limit Order Book (CLOB) Automated Market Maker (AMM) Low transaction fees Liquidity pool innovation Regulated Liquidity providers earn Compliant Transparent Secure Low latency Disadvantages of Centralized Exchanges Disadvantages of Decentralized Finance Reliance on external market makers for liquidity Lack of regulation Liquidity fragmentation Lack of compliance Lack of scalability Hidden slippage costs High transaction costs Lack of privacy 07 © Bullish 2022, proprietary

Bullish Business Update – Q2’ 2022 Bullish Exchange is one of the fastest-growing cryptocurrency exchanges Cumulative trading volume since launch July ’22 June ’22 May ’22 Nov ’21 Feb ’22 Jan ’22 Bullish Exchange $10B+ $5B+ $80B+ $25B+ $65B+ launches May ’22 Jan ’22 Feb ’22 May ’22 June ’22 $200m+ $400m+ $1B+ $2B+ $2.5B+ Maximum 24-hr volume traded 08 © Bullish 2022, proprietary

Bullish Business Update – Q2’ 2022 Bullish Exchange has seen strong growth since its launch Average daily volume (ADV) ($m) Total trading fees/spreads ($m) 0.15% $1,000 0.14% 0.15% $857 $40 $37 0.13% 0.12% 0.12% $800 0.12% 0.10% $30 $600 $548 0.09% $22 0.07% $20 $400 0.06% 0.04% $213 $10 $8 $171 $200 $161 $7 0.03% $120 $6 $82 $4 $2 $6 $0 $0 $0 0.00% Nov-21 Dec-21 Jan-22 Feb-22 Mar-22 Apr-22 May-22 Jun-22 Nov-21 Dec-21 Jan-22 Feb-22 Mar-22 Apr-22 May-22 Jun-22 BTCUSD ETHUSD Other Average total trading spread Note: Total trading fees/spreads is a non-GAAP financial measure and represents transaction fees and trading spread revenue (excluding margin and other fees) generated during the period and does not include changes to fair value of the digital asset market prices. Calculated by multiplying total volume in the month and average total trading spread. Please see page 18 for reconciliation of trading fees/spreads to gross margin, the most closely comparable IFRS financial measure for the periods indicated. 09 © Bullish 2022, proprietary

Bullish Business Update – Q2’ 2022 Bullish is powered by liquidity pool technology (1) Bullish Liquidity Pools are backed by $3 billion Benefits to traders of capital funded by Bullish’s own treasury and a o Traders experience deep and predictable liquidity proprietary automated market making across all market conditions – no matter how volatile technology that generates immutable bids and o Ability to trade at scale, with better pricing and lower risk o Increased stability offers around the current market price — regardless o Deep, predictable liquidity of market conditions. Unless traded against, Earn Passive Income these bids and offers do not move. Benefits to asset holders o Asset holders that deposit into the liquidity pools alongside Bullish share in the revenue generated from trading fees and transaction spreads charged on the platform o Increased capital efficiency of deposited assets o Regulated, secure platform Note: (1) Net of allocations between trading pairs. 10 © Bullish 2022, proprietary

Bullish Business Update – Q2’ 2022 Bullish Exchange offers the world’s deepest liquidity for BTC/USD BTC/USD +/-2% depth Bullish’s proprietary range-bound liquidity pool technology allows the capital within a liquidity pool to be condensed in such a way that generates bids and offers only within a specified price range around the current market price — creating greater bid-offer depth and increased capital efficiency. This is just the beginning, as Bullish continues to innovate on its liquidity pool technology to create increasingly efficient and customizable liquidity pools. Price Note: Based on Bullish data sourced from internal reporting and publicly available Coinbase & Binance data over a three-month period ending on June 30, 2022. Binance data represents the BTC/USDT pair, given no BTC/USD pair available. 11 © Bullish 2022, proprietary Market Depth (BTC)

Bullish Business Update – Q2’ 2022 Bullish Exchange has quickly become a market leader in BTC/USD spot volume (1) (2) BTC/USD June 2022 spot volumes ($m) Bullish Exchange BTC/USD spot volume market share 12% $80,000 11%+ 10% $66,500 $60,000 8% 6% $40,000 $26,731 4% $20,858 $17,853 $20,000 2% $3,977 $3,769 $2,076 $1,928 0% $0 Gemini FTX US Kraken LMAX Coinbase Bullish FTX Binance Jan-22 Feb-22 Mar-22 Apr-22 May-22 Jun-22 Note: (1) Based on Bullish data sourced from internal reporting and non-Bullish data sourced from CryptoCompare, representing spot volumes from June 1 – 30, 2022; cut off at 9pm HKT. Binance data represents the BTC/USDT pair, given no BTC/USD pair available. (2) Bullish data sourced from internal reporting; non-Bullish data sourced from CryptoCompare. Based on one-month rolling average of Bullish BTC/USD market share from January 1, 2022 – June 30, 2022. Selected exchanges (pairs) include: Binance (BTC/BUSD, BTC/USDC, BTC/USDT), Bullish (BTC/USD), Coinbase (BTC/USD, BTC/USDC, BTC/USDT), FTX (BTC/USD, BTC/USDT), FTX US (BTC/USD, BTC/USDT), Gemini (BTC/USD), Kraken (BTC/USD, BTC/USDC, BTC/USDT), LMAX (BTC/USD, BTC/USDC). 12 © Bullish 2022, proprietary

Bullish Business Update – Q2’ 2022 Fundamental drivers of Bullish Exchange growth Bullish Liquidity Pool Customer acquisition returns Direct outreach and strategic partnerships Higher More revenue third-party New token listings deposits New geographies Product development Increased Greater Liquidity pool technology innovation trading depth Evolution through M&A More Customer growth and product extension customers 13 © Bullish 2022, proprietary

Bullish Business Update – Q2’ 2022 Looking ahead – powerful tailwinds make Bullish well-positioned for sustained growth Large, addressable crypto Increasing institutional crypto market adoption and demand Bullish has achieved meaningful market share and has significant Bullish exchange platform is designed to meet the needs of room to grow institutional investors and traders Poised to succeed in Well-positioned to participate in increasingly regulated market crypto sector consolidation Bullish’s demonstrated commitment to operating a regulated Bullish’s significant treasury and growth puts it in a position of exchange positions it for success as global crypto regulation increases strength as the crypto sector enters a consolidation phase Lean and scalable cost structure Continued liquidity pool innovation Bullish full year 2022 expected operating expenses of Bullish’s product roadmap features significant enhancements to liquidity (1) ~$200mm pool technology currently unavailable anywhere in the marketplace (1) Includes depreciation and amortization, excludes non-cash share-based expense compensation. 14 © Bullish 2022, proprietary

Bullish Business Update – Q2' 2022

Building a track record of execution

In July 2021, Bullish announced its intention to go public on the NYSE pursuant to a Business Combination with Far Peak, as well as other future milestones:

	Milestone	Status	Outcome
01	Launch an invite-only private pilot for institutional and retail traders	DONE JUL 2021	**3,300+ retail and institutional traders** participated globally
02	Receive license under the Gibraltar Financial Services Commission (GFSC) Distributed Ledger Technology Framework	DONE NOV 2021	**Fully regulated exchange** under the GFSC, available to users in **50+ jurisdictions**
03	Soft Launch with select institutional clients in available jurisdictions	DONE NOV 2021	**Inaugural batch of institutions** including Virtu Financial and Amber Group
04	Use Bullish balance sheet assets to hydrate proprietary liquidity pools	DONE NOV 2021	**$3B+ of fiat and digital assets** contributed by Bullish Treasury into the Bullish Liquidity Pool since launch
05	Full Launch with Bullish liquidity institutional and retail clients in available jurisdictions	DONE DEC 2021	**$80B+ total trading volume** achieved since launch
06	Increase token offering on platform	DONE APR 2022	Addition of Litecoin (LTC) and Chainlink (Link) through LTC/USD, LTC/BTC, LINK/USD, and LINK/BTC Pairs
07	Launch range-bound liquidity pools for the BTC/USD, ETH/USD and ETH/BTC pairs	DONE MAY/ JUNE 2022	**Deepest BTC/USD liquidity** offered in the world
08	Complete Far Peak / Bullish business combination	Q3 2022	**In process**, anticipated to close in the third quarter of 2022

© Bullish 2022, proprietary
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Appendix 16 © Bullish 2022, proprietary and confidential 16

Bullish Business Update – Q2' 2022

Illustrative transaction summary

$ in millions

Sources	Amount	%
Acquisition merger consideration	$ 6,192	91.2%
Cash in trust	$ 600	8.8%
Total sources	$ 6,792	100%

Uses	Amount	%
Acquisition merger consideration	$ 6,192	91.2%
Cash to balance sheet	$ 563	8.3%
Transaction costs	$ 37	0.5%
Total uses	$ 6,792	100%

Pro Forma Valuation	
Bullish Exchange TEV	$ 2,500
Market value of digital assets	$ 2,662
Existing cash to balance sheet	$ 1,026
New cash to balance sheet	$ 600
Excess Purchaser Transaction Expense	$ 4
Pro forma equity value	$ 6,792

Digital Asset	Quantity	20-Day Avg. Price	Market Value (m)
BTC	119,726	$ 20,767.87	$ 2,486
ETH	85,921	$ 1,225.17	$ 105
EOS	29,567,646	$ 0.98	$ 29
USDC	24,666,738	$ 1.00	$ 25
LINK	1,523,301	$ 6.40	$ 10
LTC	135,305	$ 52.12	$ 7
Total			$ 2,662

Note: Assumes no redemptions. Acquisition merger consideration reflects Bullish's holdings of cash and digital assets (valued using 20-day average price) as of July 22, 2022, 18:00HKT. Amount of cash and digital assets values subject to change at Closing. Bullish Global entered into Loan Financing Arrangements using digital assets as loan collateral. Such loans are not included for purposes of calculating the cash and cash equivalents Bullish Global has on the business day prior to the Closing Date, and the digital assets used as loan collateral will be included for purposes calculating the Digital Assets Market Value since such digital assets are still owned by Bullish Global.

© Bullish 2022, proprietary

17

Bullish Business Update – Q2' 2022

Bullish trading fees/spreads reconciliation to gross margin (unaudited)

($ '000)

Adjustments from gross margin to trading fees/spreads

	Nov-21	Dec-21	Jan-22	Feb-22	Mar-22	Apr-22	May-22	Jun-22
Gross Margin	$205,558	($1,249,023)	($1,395,092)	$158,520	$1,134,397	($1,074,000)	($951,948)	($1,632,987)
(–) Revenue from digital asset sales on other venues and transaction revenue	-	(64,686)	(41,844)	(143,718)	(555)	-	(767)	(669)
(–) Margin interest and withdrawal fee	(0)	(1)	(3)	(34)	(44)	(84)	(33)	(4)
(+) Costs of Revenues for digital assets sales on other venues	-	65,311	40,602	144,137	560	-	736	625
(+) Loss / (Gain) from changes in fair value of digital assets inventories net of payable to customers	(205,544)	1,250,220	1,400,191	(151,493)	(1,126,363)	1,079,647	973,667	1,670,105
Trading fees/spread	**$14**	**$1,821**	**$3,855**	**$7,412**	**$7,996**	**$5,563**	**$21,655**	**$37,071**

Note:
The non-GAAP financial measure described here should be considered only as a supplement to the results prepared in accordance with IFRS and should not be considered as substitutes for IFRS results. This measure, trading fees/spreads, has not been calculated in accordance with IFRS and is therefore not necessarily indicative of our trends or profitability in accordance with IFRS. This measure excludes or otherwise adjusts for certain items that are required by IFRS. Further, this measure may be defined and calculated differently than similarly-titled measures reported by other companies, making it difficult to compare our results with the results of other companies. We caution investors against undue reliance on our non-GAAP financial measure as a substitute for our results in accordance with IFRS.
Management uses this non-GAAP financial measure, in conjunction with IFRS financial measures for various purposes including: (i) monitor and evaluate the growth and performance of our business operations; (ii) facilitate internal comparisons of the historical operating performance of our business operations; (iii) facilitate external comparisons of the results of our overall business to the historical operating performance of other companies that may have different capital structures or operating histories; (iv) review and assess the performance of our management team and other employees; and (v) prepare budgets and evaluate strategic planning decisions regarding future operating investments

© Bullish 2022, proprietary

18

Thank you © Bullish 2022, proprietary